Filed By TTM Technologies, Inc.
Pursuant to Rule 425 Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: TTM Technologies, Inc.
Commission File No. 000-31285
[TTM TECHNOLOGIES, INC. INVESTOR CONFERENCE CALL SCRIPT]
Conference Call — November 16, 2009
5:00 a.m., Pacific Time
MANAGEMENT DISCUSSION SECTION
Operator: Good morning, ladies and gentlemen. Thank you for standing by. And welcome to the TTM Technologies Special Announcement of the business combination with Meadville Holdings PCB. Following the presentation, the conference will be open for questions. This conference is being recorded today, November 16, 2009.
And I would now like to turn the conference over to Mr. Kent Alder, CEO. Please, go ahead, sir.
Kenton K. Alder, Chief Executive Officer and President

Okay. Thank you and welcome everyone for joining us on the webcast today, particularly those who are on the West Coast, as it’s somewhat early in the day. But today, we’re going to review the exciting combination of two great companies; TTM Technologies and Meadville Holdings Limited.
Joining me this morning on today’s call is, Steve Richards, TTM’s CFO; and with the Meadville Holdings is Tom Tang, the Chairman; Mai Tang, Vice Chairman; and Canice Chung, the CEO. But before I begin the presentation, Steve will go over some necessary legal requirements regarding this announcement.
Steve, I’ll turn the time over to you.
Steven W. Richards, Executive Vice President and Chief Financial Officer

Thanks, Kent. I’d like to review with everyone, the important legal aspects surrounding this announcement. Meadville Holdings Limited is a company listed on the Hong Kong Stock Exchange. The combination of TTM Technologies and Meadville’s PCB business is regarded as a privatization of Meadville under the relevant Hong Kong regulations.
In addition to compliance with all relevant U.S. securities laws, the transaction is also subject to Hong Kong laws and regulations, including the Hong Kong Code on Takeovers and Merger.
Under the Code, information is required to be made equally available to all shareholders as nearly as possible at the same time and in the same manner. TTM and Meadville have issued a joint announcement today which contains details about the transaction, the announcement has been filed with the SEC and with the Hong Kong Stock Exchange.
The code expressly provide that no material new information and no significant new opinions will be provided or expressed at meetings with shareholders, analysts, stockbrokers or others engaged in investment management or advice during the offering period.

During this call, TTM and Meadville will not be able to provide material information or express significant opinions which have not previously been published.
Also TTM and Meadville will not be able to give any profit forecasts or make any statements which may be treated as profit forecast.
Under the Code, a profit forecast must be reviewed and reported on by the auditors and the financial advisors before they can be published. No statements made at this presentation should be interpreted to mean that earnings will necessarily be greater than those for any preceding financial period.
Thank you. Now Kent, will begin the presentation.
Kenton K. Alder, Chief Executive Officer and President

Okay. Thanks. We will start the presentation on slide two with the transaction overview and so first a few facts about the transaction. The equity purchase price is approximately US$521 million payable in the form of cash and TTM stock. This implies a transaction enterprise value of approximately $936 million.
Meadville shareholders will own approximately 45% in TTM post the transaction. The Tang family is Meadville’s substantial shareholder and will own approximately 33% after closing. The Tang family will also have one Board seat out of seven and will enter into standstill and voting agreements.
Our current Board is six and we’ll expand that to seven. We have in place a new committed Asian credit facility for the combined company of up to $582 million, Steve will provide more details on the facility later in the presentation.
We’re working with the Committee on Foreign Investments in the United States (the CFIUS Committee) and the Department of Defense to address and protect any national security concerns. The transaction is targeted to be closed in the first quarter of 2010. We expect the transaction to be accretive to earnings without synergy in the first year of the combined operations.
Now moving on to slide three, I’ll talk about the combination and how it creates the leading manufacturer on a global basis. The operating philosophy we’ll have as a combined company is with a global presence and local knowledge philosophy.
TTM is the largest North American printed circuit board company. TTM had 2008 revenues of $681 million and adjusted EBITDA of $95 million.
Meadville was founded in 1985, it’s headquartered in Hong Kong. Meadville is also a public company and trades on the Hong Kong Stock Exchange. 2008 revenue was 669 million and adjusted EBITDA of $120 million.
On a combined basis for 2008 revenues, the combined company is $1.35 billion in sales and had an adjusted EBITDA of $215 million. Now together, we’re the third largest company on a global basis, combined we have a true one-stop global solution; both companies have a focused facility specialization strategy.
A combination of these two great companies will provide opportunities to capture incremental business from existing and new companies. With the Meadville acquisition, now TTM has the opportunity to participate in the growing Asian marketplace. We will leverage our sales force and our manufacturing platform to improve our service to customers and increase our opportunities to win business, with a complementary footprint, complementary customer base and complementary end markets.

This will enable us to come together as one company. The combination will further diversify our end markets and broaden our customer base. We have a deep and experienced management team with leading expertise in the U.S. and China and, that equally as important, the two teams share the same management style and philosophy. This will enable us to unite as we come together as a united company.
I’ll let Steve present some transaction summary on the next slide and pick it up after you’re done.
Steven W. Richards, Executive Vice President and Chief Financial Officer

Okay. Kent has given you the rationale for why TTM and Meadville are combining. Let me explain to you how we’re doing it.
At the top of slide four, you can see that TTM is going to provide both cash and TTM shares to Meadville shareholders. TTM will pay a $114 million in cash and will issue 36.3 million new shares. In return, TTM will receive the Asian PCB assets as well as the access to a new $583 million U.S. credit facility. On the left hand side of this slide gives you a snapshot of our respective debt and cash positions as of the end of the second quarter. Combined, we had approximately $178 million U.S. in cash and short-term investments. As most of you’re aware TTM has a $175 million U.S. convertible bond outstanding, which matures in 2015.
Meadville had a variety of borrowings as of June 30th that totaled about $455 million to it. Had we been a combined company, we would have had net debt of about $450 million at the end of June.
In the center of the slide, we show a capsule summary of the income statement to 12 months ending in June had we been one company. As Kent mentioned, our revenue would’ve exceeded U.S $1.2 billion and our adjusted EBITDA would’ve approached U.S $200 million Last column on this slide, combined data from the first two columns, gives you an indication of the leverage ratio of the combined company. Keep in mind that EBITDA for both companies’ 12 months ending June was impacted by the global economic downturn. That was yielding the leverage ratio of 3.3 times. Our intention is to deliver a leverage ratio of less than three times trailing 12 months adjusted EBITDA in the first year after our combination becomes final.
I’ll provide more financial detail later on in the presentation but let me hand it back to Kent now to provide you with more background on Meadville.
Kenton K. Alder, Chief Executive Officer and President

Okay. We’ll move on to slide five and give a quick overview of Meadville. As I mentioned earlier, Meadville was founded in 1985, headquartered in Hong Kong. Meadville was a leading printed circuit board manufacturer in Asia publicly listed on Honk Kong Stock Exchange. Meadville has a similar focus on higher-end printed circuit board products and has 12,000 employees, eight manufacturing facilities, one at Hong Kong and seven in China. If you move down to the bottom of the page, you can see some revenue profit numbers for 2007 and 2008. 2007 revenues of 526 represented a 44% year-over-year growth. In 2008 top line grew 27% to $669 million. Profit margin for 2007 is 23% and 19% in 2008. As for gross margin they appear fairly complementary to TTM’s gross margin. And the operating income margins were 12% and 13% respectively.
In the upper right hand corner you can see the customer base and the customers in each end market, clearly an excellent customer base that matches up well with the customer base from TTM Technologies. On an end market base, communication represented 34% of sales, cellphone business was 24%, computers 19, consumer at 10, that’s interesting to note that the automotive business is less than 1%, so it’s not Meadville is not focused on automotive play. From a geographical basis, just over half of the work is delivered to China and about 9% going to North America.
Moving on to slide six, you can see the valuation of how Meadville meets TTM’s M&A criteria as many of you know we have been looking for a long time for an Asian partner. With the Meadville combination, we’ll become an ideal company on a global basis. Our acquisition criteria has been consistent and unchanging. We have been very disciplined in our approach and I think because of that we have now arrived at the right solution with the right business partner. But before we move into the criteria let’s take a closer look at our business strategy, and our strategy is based on time and technology. That’s a consistent strategy that’s been in place since the beginning of TTM and with the type of acquisition we added the aerospace and defense to become the leader in North America. Aerospace defense with the time and technology we’re the leader in each one of those segments of our strategy. We also focus on financial strengths. Operational excellence is key. We want to maximize what we have and make sure that we drive profit margins to the maximum extent that we can by servicing customers accordingly.
As you know, TTM is a combination of acquired companies and we have a successful history of integrating companies. The missing component in the past has been an Asian capability. With this transaction, now we are completing our strategy and that will enable us to provide customers with the total solution on a global basis.
Now let’s take a look at the M&A criteria. Meadville is clearly a well run company and they deliver excellent financial results. They’ve a very capable management and executive team. It will be hard to get the results that Meadville accomplishes and delivers without a very capable team. We have a strong cultural fit with TTM; both companies are customer focused, cost disciplined, profit driven and growth oriented. From a technology capability perspective we’re very complementary; the complementary capabilities of the two companies are the reason why we can integrate the two companies and become one. There are eight facilities with Meadville and they are operated on a similar fashion for TTM. We have a consistent customer base with little overlap and where we do share our customers, we meet different needs within that customer base. So, we share customers that we are able to meet — provide a spectrum of services now as we meet customer needs from different perspectives. With this transaction, we increase our end market diversification. And when you look at the past investments in buildings and CapEx from new-build, you’ll find that we’re well positioned to grow in the future.
Moving on to slide seven, this chart shows how the two companies relate together. On the x-axis, you have volume, the y-axis is technology. The blue ovals indicate end markets or customers that are serviced by Asia. Our Meadville operations in yellow ovals indicate end markets or customers that are serviced by North America or TTM operations. Together, we cover all of the targeted end markets and targeted customers and we can meet all of our customer needs. Individually, we have gaps in our coverage but together we have no gaps. This combination will deliver to our customers a true one-stop solution.
Let me talk a little more about the one-stop solution concept. What we are meaning by one-stop solution is that we have a complete spectrum of manufacturing capabilities to offer our customers. We have quick-turn, low volume, high mix, mid volume, high volume, high technology and higher technology but from a manufacturing perspective, we have a complete spectrum. We also meet all of our customer needs throughout the products lifecycle. As products are introduced and they need R&D capabilities, we have the R&D capabilities like quick-turn. We have new product introduction capability with our high mix capabilities, the products ramp, we can meet the ramp need as products stabilize and move into volume, we also have capabilities to service customers on a stable product basis and then as the product moves to end-life. So we can cover the spectrum throughout the product lifecycle as well as any manufacturing or technology demand. So there are gaps now in our capabilities.

Now on to slide eight, this combination clearly diversifies our revenue base by diversifying geographically and increasing our end market diversification we provide more stability to our top line, yet more importantly, we create opportunities to win business. Looking at the revenue by geography, you see TTM delivers 76% of its products to North America, 12% to China, Meadville delivers 56% to China and 6% to North America.
On a pro forma basis, we’re clearly more balanced on a global basis. Looking at revenue by end markets, TTM’s two largest markets are military aerospace and networking and communications. Military at 37% and aerospace 19% on a combined basis, but it does not impact that end market, we continue to maintain our leadership in the military and aerospace end market. Communications and networking is the largest end market for both companies, TTM’s networking at 40% and communication for Meadville at 34% and reach to 36% on a combined basis. So again a more balanced end market and more balanced by geography.
Moving on to slide nine, this is a side-by-side comparison of our customer base. You can see the top five customers for TTM and for Meadville for 2008. There’s no overlap between the customers. For the top ten customers in fact, we have one customer in common and with that customer we will service backplanes to that customer from our Shanghai facility while Meadville will service the customer from a printed circuit board basis. So, even though we share a customer there’s no overlap in our coverage.
Again, as we go through the end markets, you can see that there’s excellent customers in each market both on the TTM side as well as the Meadville side. So, little overlap in our customer base and where there is overlap, then we service customers from a different perspective.
On to slide 10. Clearly we’re providing and creating a company that can provide a total global solution for our customers. We have manufacturing facilities in the appropriate geographical area. So, we’re well positioned and service customers on a global basis. We have a complete spectrum of products and services, when you look at our capabilities now with flex and rigid flex, backplane assembly, quick-turn and high mix through volume. We have the complete spectrum. We have no missing components.
And with our existing global sales force, we have relationships with our customers and we’ll leverage those existing relationships to capture new business. Now that we have the total spectrum, this combination will create significant cross-selling opportunities. It will also enable us to approach new customers. Now that we have the total solution, we can attract new customers that prior to this combination where we had gaps in our spectrum that hindered our ability to attract new customers. Now we have a total solution and we believe that we’ll be able to win business with new customers.
On the operational efficiencies, with our enhanced purchasing power, now we can have some win-win arrangements with our suppliers. From a capital expenditures perspective, the business model is different between the North American printed circuit board operation and an Asian operation. The CapEx expenditure is different. However, as we come together it’s clear that we can be more efficient and more effective in our CapEx expenditures.
Now just as in past combinations, we will learn from each other. We’ll share best practices and we will improve the overall company by sharing what we know and the best practices between our two companies.
Slide 11, shows a ranking of the leading printed circuit board companies on a global basis. TTM ranks 18 and Meadville ranks 13 on an individual basis. Together we become the third largest printed circuit board company. But more importantly than being the third largest, we’re well positioned with the technology basis that we have, the manufacturing capabilities, the broad customer base, the diversified end markets, management teams. We’re well positioned to compete on a global basis now.

Let’s examine how we can create the ideal company on a global basis. We are a well run company, we deliver solid profit margins and we have strong cash flow. We have an experienced and capable management team that executes our business plan and our business strategy. Our business is a lot about execution, so it’s important that we have a team and a skilled workforce that can execute the strategy. Both companies have invested wisely in the past. So, we are well positioned to grow. Now that we’re a united company, we have the ability to service customers on a global basis, but again we have a one-stop customer solution and no matter where a customer need comes, whether it be from a technology perspective or on a product lifecycle, we have a capability to meet our customers’ needs.
We’re focused on the advanced technology, the higher margin business where there’s fewer competitors. We’re still the leading aerospace and defense supplier, and that will not change. We are diversified by geography and customers that will increase our ability to service customers and create opportunities for us. Our facility specialization strategy is key to being able to provide our customers with the products they need and to be the best in each area we operate in.
On a specialized facility basis, we can provide our customers with everything that they need, yet internally we can operate efficiently and productively and profitably. We don’t have to be everything to everybody in one or two facilities. We can focus our facility and then continue to service our customers on a global basis. With our Asian capacity now, we’ll leverage our existing technical sales and customer service and technical support to win new business opportunities.
The next slide illustrates the global footprint as a combined company. It’s clear that we have a solid capability match. That’s why we’ll be able to integrate and become one company and generate new business opportunities. The combination will offer customers now a complete and a total solution. This should benefit all of our facilities. So we anticipate that our facilities will benefit from this transaction. We have no facility closures.
You can see that the aerospace and defense facilities located in North America are high-tech and quick-turn, and high-mix facilities are located in North America with the exception of the Hong Kong OPC facility, that’s a high-mix with some quick-turn work that will join that segment of our work. We have our focused assembly facility in Shanghai and then the volume facilities in China. Just a high overview of those facilities, the DMC facility is a high-tech volume facility focused on exports. SYE is a high-tech and a volume facility focused on servicing customers in China. GME is an HDI facility with export focused to Japan. And, the SME is a commercial flex and rigid-flex facility. SKE provides drilling services to the other northern China facilities and the MAS is an HDI facility that serves the local customer base. And then we have a substrate facility in Shanghai with a chip carrier expertise. So, again our global footprint and diversification focused facility strategy will enable us to service customers on a global basis.
On slide 13, you can see the organizational structure, it’s fairly simple. The U.S. business will continue to be managed by the TTM team, the commercial assembly business again will continue to be managed by the TTM team and then the Asian business will continue to be managed by the existing Meadville team. It’s pretty vital that we have the respective teams in place, and which I expect these teams are very capable. So, when you look at our global presence and local knowledge strategy, I think we’ve got the right teams in the right place. The laminate business that was part of Meadville is not part of the company that we’re buying. The laminate business is not core to our business model. We have an excellent supplier base with laminate suppliers so we will — we are well positioned to continue.
The next couple of slides talk about the financial numbers. So Steve will review the next couple of slides.

Steven W. Richards, Executive Vice President and Chief Financial Officer

Thanks, Kent. Looking at slide 14, you can see that both Meadville and TTM have increased revenue and EBITDA in the last few years. As a combined company, we would have exceeded $1 billion in revenue in both 2007 and 2008, and both companies have increased sales through a combination of acquisitions and growth. TTM acquired the PCB — Printed Circuit Group, excuse me, from Tyco in October of 2006. And Meadville acquired a majority interest in the PCB manufacturing business of Aspocomp in late 2007. In 2006 and 2008, revenue growth for the combined company would have averaged more than 35% per year. Adjusted EBITDA has also increased in both companies. On a combined basis, EBITDA would have grown by more than 22% per year from 2006 to 2008. Adjusted EBITDA margin for the combined company would have averaged 15% to 16% from last few years.
Slide 15 is a broader view of the data from the previous slide. Here we compare the combined Meadville-TTM Company with our respective North American and Asian peers.
On the left side, on the North American PCB manufacturers, as you can see, this transaction would have more than doubled in TTM’s revenue and adjusted EBITDA for the 12 months ending in June 2009. The combined company also would have posted the highest adjusted EBITDA and EBITDA margin in North America.
On the right side, you can see how the combined company would have stacked up against the public Asian PCB manufacturers. For The 12 months ending in June 2009, the combined company would have been the largest in terms of revenue and in number two position in terms of adjusted EBITDA.
Next slide 16, provides a breakdown of the credit facility associated with this transaction. As I mentioned earlier, TTM and Meadville are refinancing Meadville’s existing debt as part of this combination. As of June 30, 2009, Meadville carried about $455 million of debt. These borrowings will be refinanced as part of a $582 million four-year credit facility provided by a syndicate of seven leading Asian banks. We’re very pleased with the terms we’ve arranged with these banks.
The credit facility is divided into four tranches. First tranche is a $350 million term loan, which will bear interest at LIBOR plus 200 basis points. Second tranche is an $87.5 million revolving credit line that will carry interest at LIBOR plus 225 basis points. They can be repaid and reborrowed as needed. The third tranche is a $65 million trade credit facility, and the fourth tranche is an $80 million letter of credit facility. In terms of security, the asset of the Asian PCB business, not the U.S. business, are pledged as collateral on this debt, TTM is providing a parent guarantee to the lender.
On the right hand side of this slide is a summary of the debt covenants, so obviously a lots of detail here. Let me give you a fairly high level overview. Essentially we have four covenants that will apply to the Asian PCB business, and four others that will apply to the consolidated company. Tangible net-worth requirement, the standard covenant among Asian lender, and we have specific minimums for both parts of our business. We also have leverage ratio and interest coverage covenants for both the Asian PCB business and TTM consolidated. Another covenant worth mentioning is the requirement that the Tang family maintain a minimum ownership in TTM of 20% throughout the life of the loan.
Wrapping up, slide 17 list the milestones that need to happen prior to our projected closing for the first quarter of 2010. You can imagine that a deal of this size on a global basis will be subject to an anti-trust review, both in the U.S. and in China. Because of our strategic involvement in the aerospace defense business we’ll require approval by the Committee on Foreign Investment in the United States as well as the Department of Defense. And of course, both TTM shareholders and Meadville shareholders need to approve the combination.
With that let me turn the call back to Kent for some concluding remarks.

Kenton K. Alder, Chief Executive Officer and President

Okay. Thanks Steve, and clearly we’re excited about the opportunity to work with Meadville. We’re excited about this combination and the opportunities that it presents to grow our business. The united company will definitely be able to win business that we couldn’t have won as two separate companies. By 2008 revenue, the new company will be ranked number three. We’re well positioned to serve customers and continue to attract their business. We will build on the current strength of each company. The two companies fit together and will leverage the capabilities of each company to expand globally. We have a great customer base in North America and in China and other parts of the world. Significant cross-selling opportunities exist with the new capability. Capabilities that we have complement each other to remove gaps in our wide range of products as we talk a lot about the opportunities created by this combination. But there is a little more than par. When you look at the financial performance, I think that validates our strategy and it validates the strength of our management team to execute that strategy and deliver industry leading financial performance.
As you know, we’ve been active for quite a long time with an Asian partner-looking for an Asian partner. TTM and Meadville started the conversations about combining our two companies almost three years ago. This is not something that happened quickly. It was a long process. We’ve had a good look at each other and been able to examine each other for a long time and verify that this transaction is a good fit. We’ve developed the respect for each other and we look forward to working together. We’re enthused about this combination. We’re excited about the future and we are anxious to get started.
So, with that, let’s open up the call to any questions that you might have.

QUESTION AND ANSWER SECTION
Operator: Thank you. [Operator Instructions]. Our first question comes from the line of Amit Daryanani. Please go ahead.
<Q — Amit Daryanani>: Thanks. This is Amit Daryanani from RBC Capital. Congratulations on the acquisition guys.
<A>: [inaudible].
<Q — Amit Daryanani>: I had a couple of questions though; one, could you just talk about if there was any material piece of revenues from Meadville that come from quick-turn operations and also could you just talk of what the average layer count at Meadville currently is?
<A — Kenton Alder>: Sure. Amit, in the OPC facility of Meadville, there’s some quick-turn work that is performed there. I think in some of the other facilities, there’s some quick-turn that’s pre-production kind of work. Though there is some, it’s not a lot, but there is some quick-turn work there. I think when you look at the combination between the two companies I think there’s some best practices that we can exchange that certainly would enhance that capability. Canice are you on? Could you answer the question about the layer count?
<A — Canice Chung Tai Keung>: Indeed, Meadville is running majority of our operation in mass volume and then our average layer count is about eight layer about and then which you can see from our announcement, as well our average sale and selling price ran close to about US$28 — US$29 per square feet. Regarding the quick-turn, we only have a small operation in Hong Kong who are specializing in quick-turnaround and then the average layer count we’re running about 10 to 11 layers. And average selling price about 80 to $90, okay, or sometimes even $100 per square feet in a quick-turn areas there.
<Q — Amit Daryanani>: Got it. That’s helpful. Thank you. And then I mean if I look at the ‘07 to ‘08 numbers for Meadville, it’s kind of interesting to see that gross margins took a hit along with revenues but the operating margins actually improved nicely year-over-year. I’m curious, does Meadville have some publicly stated targets on the operating metrics that you guys could share with us?
<A — Kenton Alder>: Yeah, let me take a stab at that, but I think the operating metrics that we’re looking at when we look at the comparison between TTM and Meadville and looking at it on a gross margin basis, we’re pretty close with gross margins running between 19% and then up to the 22% and then, of course, that depends on the top line and so forth. But I think we’re very similar there with objectives and so forth. Again, Canice, do you want to add to that?
<A — Canice Chung Tai Keung>: While in this, if you look into the historical performance of Meadville, we did have a slight distortion on the 2008 figures you saw. Of course you can always refer to our announcement and the Chairman’s statement on 2008. For that year we have almost two new operation running in that the initial startup loss have dragged, okay, quite a bit on the operational performance. But, in general, okay, that we are quite comfortable to maintain about 20 range percent of the gross margin in general.
<Q — Amit Daryanani>: Got it. And then just Kent, finally I guess I’m a little curious and surprised that Cisco or IBM did not have a relationship with Meadville even though they moved quite a bit of the volume production to Asia. I’m curious as you did your due diligence, did you talk to some of these larger OEMs to see why Meadville wasn’t a partner for them in Asia and do you think you could change that dynamic?
<A — Kenton Alder>: Well I think as you know, those are two customers that we have. We’re pretty much aware of the opportunities that exist within the companies. I don’t think it would be appropriate for us to say any more about that on that front. We know there’s opportunities with those two companies.
<Q — Amit Daryanani>: All right, I guess Kent maybe in a different way, how does the qualification work with these guys? I mean they obviously have to sort of re-qualify the new manufacturing sites that you get, how long does that process typically take?
<A — Kenton Alder>: Well, it can vary. Again, and generally — with customers there’s a specific site qualification progress and then there’s sample products and then there’s usually a survey and then you go through some type of quoting process. And that, depending on the need of the customer. That could happen quickly, like within months, or it could take longer and some of those processes with customers are already in place.
But one of the advantages of this combination is the fact that we service 700 different customers here in the United States. We have a relationship with those customers. We have a sales team. We have technical sales and customer service support. We know these customers well and now that we have Asian capabilities and we introduced Asian capabilities and combine that with the customer support that we’re already giving, we think that’s where the winning combination comes from. We’ll have a complete spectrum of services now that we can offer to these customers and believe that there is work available that we can bring into TTM because of this combination.
<Q — Amit Daryanani>: Perfect. Thanks a lot guys.
Operator: Thank you. Our next question comes from the line of Amitabh Passi from UBS. Please go ahead.
<Q — Amitabh Passi>: Hi, thank you. I just had a couple of questions. Steve, the first one is for you. Could you just tell us what the cash flow profile was like for Meadville and specifically their CapEx requirements over the last couple of years?
<A — Steven Richards>: Yes, Amitabh. The CapEx has been fairly dramatic as you can imagine for a company that’s growing as fast as Meadville has been. They’ve spent anywhere from say, $80 to $100 million per year in CapEx. Of course that’s much larger than ours. But of course, they’re growing at double-digit rates of revenue.
On a cash flow basis, they’re — I’m looking at the six month period for — ending in 2009, and their net cash due to operational activities was HK $258 million. So divide that by about eight, and you get for the first six months about $35 million in operating cash flow. Canice, does that sound about right to you?
<A — Canice Chung Tai Keung>: Indeed, it’s about — and then for the Meadville, we did have depreciation in the PCB in the range about US$50 million a year. Okay, why we are driving a relatively high gearing in the last within three years was huge — of the business opportunity I had, that we are having — spending a lot on the infrastructure type construction, everything there, okay.
And like in 2009, okay, although that business have been slowing down slightly, that because of no new capacities’ requirement that we are able to build up positive cash flow, and then lowering our gearing quite rapidly, okay. So all in all, it is a strong cash flow operation, but all depends on how fast and how great is the business opportunity ahead, that we need to take care of the CapEx to entertain those new businesses.
<A — Steven Richards>: Right. So Amitabh, when you look at the first half of the year statement, the interim report which you download from Meadville’s website; they drew pretty significantly in the first half of ‘08 the credit facilities, the funds for that CapEx, as well as using some operating cash flow. But they’ve actually in 2009 for the first six months, paid back just under $10 million of the credit facility. So there’s been much more of a shift towards a little slower growth due to the economic downturn.
<A — Kenton Alder>: Yeah, and then keep in mind that with Meadville in 2007, the revenue growth was 44%. In 2008 it was 27%. That is some pretty significant numbers. And so there’s a heavy demand on CapEx when you’re growing at that rate.
And then the second thing to remember is, the business models between Asia and North America are different. There’s different CapEx requirements when you’re involved in a volume-oriented operation than there are when you’re in a — say a quick-turn or a low volume, high mix facility. So by mix, just by the products and by the business model, you’ll have a higher CapEx requirement for the Asian operations than you do for North America.
<Q — Amitabh Passi>: Okay. And then I guess by deduction, so fair to assume that the CapEx will be at higher levels going forward than we’ve seen sort of over the last few years?
<A — Steven Richards>: Yeah, Amitabh, unfortunately because of the restrictions that the takeover code in Hong Kong imposed on us, we can’t give any forward-looking statement.
<Q — Amitabh Passi>: Oh, okay.
<A — Steven Richards>: But certainly the profile, the past information should be helpful in your work.
<Q — Amitabh Passi>: Okay, got you. And then just one for Kent. It seems like certainly the makeup of the company shifts with the acquisition of Meadville. You now have much more exposure to some of the consumer oriented arenas. Just wondering strategically, any concerns, issues, I mean do you de-emphasize any of these areas or are you just as excited about the opportunities going forward?
<A — Kenton Alder>: Yeah, well, I think it’s the last — I mean we’re just excited about the combination. And like I said in our closing comments, I mean we have been very active in the acquisition front when you go clear back prior to Tyco we were making trips over to China in 2005.
So this has been a long process. And the fact that we were able to come together as two companies, I think, and create this company that’s the third largest in the world — is important that the capabilities and the cultural fit that we have and the business philosophy, the way we run the businesses, that’s what gets me excited about this opportunity, is the cultures fit.
The objectives and the way that we go about running the business with a growth oriented and profit focused cost conscious operation, these companies will come together. Because the important thing is sometimes the soft issues. While they fit when you look at capabilities and technical ability and how we service customers, the soft issue, culture-that’s what’s going to make the company click. And we feel excellent and excited about that.
As far as the end markets, I mean there’s a little bit of automotive in there, there’s some [inaudible] body work that Meadville has. And that’s pretty natural when you have the capabilities to have some of that. But there’s not a lot of participation that TTM will have in that business unless it’s some quick turn work on the front end; and that also works on the other side of things, our aerospace and defense. That’s pretty solidly based in North America. And there will be probably no impact to that work with this combination. With the exception of the commercial aerospace. I think there’s some work that will be captured in Asia as well as North America.

And I think together, we’ll have a better chance of satisfying those customers clearly than we would have as separate companies. So we have a lot of opportunities created by this combination and we’re looking forward to introducing the capabilities to the customer base.
<Q — Amitabh Passi>: Okay, thank you.
Operator: [Operator Instructions] Our next question comes from the line of Flora Lee from MT. Please go ahead.
<Q>: Hello, I have a congratulation first and I have a question regarding the Tang family because Tang family is quite a good friend with the Chinese government as is rumored in the market. And do you have the confidence to get approval from the U.S. Department of Defense in approving this deal — because perhaps they will have some other hesitation?
<A — Kenton Alder>: Yes, and to let you know, we’ve had a meeting with the CFIUS Committee. We have submitted the preliminary draft application to the CFIUS Committee. So we’re working with them to make sure that we have the mitigation procedures and policies in place. And we already have a lot of that in place and so forth. But we’ll continue to work with the CFIUS Committee and the Department of Defense to make sure that we can meet whatever requirements they have in order to get approval.
<Q>: Okay. So you said that you have got lot of confidence on that issue. Does it imply that you have already got a sort of preliminary approval from the U.S. Department of Defense?
<A — Kenton Alder>: We do not have preliminary approval. We have submitted a preliminary draft submission to the CFIUS Committee. And so that has been reviewed. We’ve had some feedback on that. So we will continue to work with those government agencies. And we’ve looked at different options and discussed what mitigation procedures we have to have in place and we’re certainly willing to move forward with whatever procedures and policies come about because of this combination.
<Q>: Okay, but are you worried that the relationship of the Tang family with the Chinese government perhaps will post some hindrance to this deal?
<A — Kenton Alder>: Well, their part of this was they were certainly aware of the relationship with the Tang family. So that’s been considered.
<Q>: Okay, sir. Thank you very much.
Operator: Our next question is a follow-up from Amit Daryanani from RBC Capital Markets. Please go ahead.
<Q — Amit Daryanani>: Yeah, thanks. Hey, Steve, I just had a couple of questions for you, one was, is there any initial stab you have on what sort of impact would mark-to-market inventory or something be for Meadville?
<A — Steven Richards>: Sorry, in terms of the fair value accounting?
<Q — Amit Daryanani>: Yeah.
<A — Steven Richards>: Yeah, it’s like — once again, that’s forward-looking, Amit. But I will tell you that we have employed Duff & Phelps, which is a pretty well known evaluation team to come in and do an assessment of the fair value of the PP&E and the customer intangibles and so forth. And now that we’ve announced the deal, we’ll be commencing that work in earnest to get that done by the first quarter close.

<Q — Amit Daryanani>: Got it. And then obviously, when you guys talk about the deal being accretive in 2010 I believe, that’s on a non-GAAP basis or GAAP basis? And then could you just talk about other material restructuring charges that we should be cognizant about once the deal closes?
<A — Steven Richards>: In terms of restructuring charges, obviously we recorded restructuring charges this year for our Redmond, Hayward and Los Angeles plants. So we feel like we have really right sized our footprint in North America. It’s been a painful downturn for us of course, but I think we made the right decisions for the benefit of shareholders going forward in the U.S. Obviously, this deal is not one where there’s a lot of synergistic benefits to be derived from closing facilities. So that was not a motivation in this, hopefully that can clarify your question there.
<A — Kenton Alder>: And I think it’s — when you look at our strategy with M&A, it’s to buy well run companies because there is no need to go in and do any repairs and those kinds of things so in this case we have a well run company. There’s some minor duplication with a couple of positions but really this is not a synergy type play. We are not dependent on any cost synergies. This is two great companies coming together to do more together than we could individually. So, it’s not based on any cost cutting synergies.
<Q — Amit Daryanani>: And then Steve on the assumption that it will be accretive in 2010, is that on a GAAP or non-GAAP basis or both?
<A — Steven Richards>: I don’t think there is any problem in saying that — when we look at earnings and accretion to earnings, it’s on a GAAP basis.
<Q — Amit Daryanani>: Got it. Perfect thanks.
Operator: Thank you our next question comes from the line of Rich Kugele from Needham & Company. One moment please. Please go ahead sir.
<Q — Richard Kugele>: Hello.
<A>: [inaudible]
<Q — Richard Kugele>: Yes, so just quickly will local management remain?
<A — Kenton Alder>: Absolutely; that’s part of what why we’re interested in Meadville because it’s strength is the executives and the strength of the management team. So, they will absolutely remain in place and it’s part of our global presence, local knowledge strategy.
<Q — Richard Kugele>: Okay and then just lastly any break-up fee, I didn’t see it in the 8-K?
<A — Kenton Alder>: No, there is no formal break-up fee.
<Q — Richard Kugele>: Okay great. Congratulations, thank you.
<A — Kenton Alder>: Thanks.
Operator: Thank you. Our next question comes from the line of Shawn Harrison from Longbow Research. Please go ahead.
<Q — Shawn Harrison>: Hi, good morning. I guess real early morning for the both of you. Steve I just had a question on the debt if you can clarify it a little bit. Should we assume that the term loan would be fully used as part of this transaction and then pieces of the different revolving credit facilities to finance Meadville’s outstanding debt?

<A — Steven Richards>: Yes well, I’ll talk about the two — well, four tranches obviously, tranche C and tranche D. One is a factoring facility for receivables and one is letter of credit. So we’ll draw on the LCs as needed to replace the LCs that Meadville currently has. I don’t expect to factor receivables in the near future. I’d be basically as you surmised, term loan and revolver credit facility of the — because the revolving credit facility is drawable, repayable, re-drawable and the term loan can only be taken out at one point and then repaid down. I think you can draw some conclusions around how we might structure the debt.
<Q — Shawn Harrison>: Okay, okay. And that term loans can be paid down at any time?
<A — Steven Richards>: Actually, yes and no. There actually is a pre-payment penalty of paying back anything in the first year. So, we’d pay a small fee to pay down if we pay down in advance, but of course given where the interest rate is at LIBOR plus 200 basis points, it’s a pretty attractive rate. So, I don’t expect that we’d be clamoring to pay down the debt in the first year anyway. And then after the first year, there’s no pre-payment penalty. Amortization, as you’ll get — this is going to be a filed document. The amortization is actually also — it kind of ramps up over the life of the facility with a 5% payment due in at 15 months and then a little bit more each month, each six months after that.
<Q — Shawn Harrison>: Okay. It looks in — it looks like the all-in rate was something around kind of below 4% which is, as you stated, pretty attractive. I guess a follow-up question for Kent. You mentioned earlier in kind of your prepared remarks that you do share some customers but you don’t at least right now do some of the exact, same business for them or same type of production. Maybe if you could just elaborate on that comment, whether you could use a specific customer name or not, but just give us a better idea of kind of what you will consider say a customer in the communication sector, what Meadville does right now, what you do right now and kind of where you could potentially meet the middle 12 to 24 months down the road?
<A — Kenton Alder>: Okay. So, when we look at how we service customers from a TTM perspective, we’re servicing customers on a new product introduction. Our quick-turn customers have high mix needs, low volume high mix, that’s right, and the strength of TTM Technologies. Customers also have volume products and when a product goes through the product life cycle and it stops going through that research and development and new product introduction, there is lot of revs and product stabilizes through the volume. TTM has a hard time servicing customers with those products. That’s where the combination comes into play. A customer would have its quick-turn needs met by TTM, its high mix, low volume needs met by TTM, and then when the product stabilizes and moves to volume, then that’s going to be Asian and the Meadville operations come into play.
So now, no matter where the product lies on its product life cycle, no matter what requirements the customer has, we can meet those requirements. And there’s been some customers that have been reluctant to work with TTM because we have been missing that component. And so now that we have a complete spectrum we can go back to those customers and indicate now that we have the total package. And that’s where that total one-stop solution comes into play. We don’t have any missing components in there so that we can capture work that we previously couldn’t capture, we can better serve customers, provide them with a value-added proposition.
<Q — Shawn Harrison>: Okay. This is a kind of a broad question. If I mean have you done kind of any investigation of what the potential size, market opportunity is for that business that you’ve lost over time, that’s gone to volume that maybe out there for you to pick up over the next few years?
<A — Kenton Alder>: Exactly. We have done that and we have some numbers in mind. I’m a little reluctant to throw out some numbers. I think that would be one of the forward looking statement criteria but clearly, we have evaluated that market and what the total available market previously is and that’s why we’re excited about this combination.

<Q — Shawn Harrison>: And would principally be within the computing and communications/networking aspect, correct?
<A — Kenton Alder>: Yeah, that’s the reason this combination works. And we’ve talked about matching capabilities and why we fit together. And when you look at a lot of Asian companies that might be focused on cell phones or they might be focused on IC substrate or Notebooks or automotive and when you look at the end market diversification of Meadville, you find that it matches quite well with TTM Technologies. So, when we say we’re going to become one company, we truly do become one company. I guess as an example say if Meadville was purely an automotive facility and we came together and I walked into our customers and gave some good news, we have Asian capability they are good at automotive work. I don’t think our customers would appreciate that but when you look at our customer base and we look at how we worked together and complement each other it’s because we have strength in the communication segment and the industrial, medical and computer consumer product for some there and some in the cell phone so when you look at the end market distribution about 75% of that we line up quite nicely with and that’s why this combination will work.
<Q — Shawn Harrison>: Okay and then may be just a final question, I know one of your competitors had opened, it expanded their technology in kind of capabilities within their Asian sites and opened it up to transferring production into some of those sites and in past, large chunk of revenues kind of is the migration happened quicker than they had anticipated? As you look at your North American revenue mix, do you see any risk that as some of these sites are qualified by existing customers the Meadville sites that there’s a risk that obviously you’ll see a volume shift out to North America it would seem to me that it’s not likely given kind of how your assets are set up currently but just wanted to get your thoughts.
<A — Kenton Alder>: Yeah, I think it’s highly unlikely that, that will happen. I mean you can’t guarantee that for every part number right down the list, but we have been competing on a global basis for the last 10 years almost since 2001 so what we have in North America, and you understand that we have rationalized our footprint and we have downsized our operation so that we have the right capabilities now in North America. And with the Meadville combination now, we believe that will bring opportunities to enhance our current operations. So, what each operation has its own individual business model and that business model is about servicing customers in a particular way. So, as we look at servicing the complete spectrum of our customers’ need and we talk about our facility specialization, we have facilities that are set up to meet customer needs for specific opportunities. And they will provide value to those customers that cannot be met by other companies. So, the beauty of this combination now is when the customer has volume that can be provided with the customer in Asia when they have quick-turn or high mix or high layer-count that we have a facility for that too. So, we think this combination because we have some volume work that we’ll attract some more high mix work. So, this combination will enhance all of our facilities basically, to put it in a short statement.
<Q — Shawn Harrison>: Okay. And then just to close it out, I know it’s been two weeks since your earnings call, but is Asia view of the North American market changed in any sense either positively or negatively since then?
<A — Kenton Alder>: I think, on our earnings call we talked about the marketplace being a little more robust from a commercial perspective and we continue to see that.
<Q — Shawn Harrison>: Okay. Thanks a lot and congratulations. I know you guys have worked on this for a few years.
<A — Kenton Alder>: Thank you.
<A — Steven Richards>: Thanks Shawn.

Operator: Thank you. [Operator Instructions]. And at this time, we do not have any further question, I would like to turn it over back to management.
Kenton K. Alder, Chief Executive Officer and President

Okay. Thank you, this is a fun event for us. I mean this is a combination of a lot of years of hard work, a lot of research and it’s a combination of a lot of due diligence and I think through that due diligence process we were able to continue to confirm that these companies belong together, and there were times where you look and want to make sure you’ve got the right partner but we haven’t looked back once. We believe that this is a combination of the two best companies on a global basis and we’re excited about what we can do in the future. So we’re anxious to get started, we’re enthused about this and we look forward to talking with you in the future. So thank you everyone. We appreciate your interest and we’ll talk to you shortly.
Operator: Ladies and gentlemen, this concludes this TTM Technologies, Inc. teleconference. You may now disconnect. Have a great day and thank you for using ACT Conferencing.
Forward-Looking Statements
This communication contains forward-looking statements that relate to future events or performance. These statements reflect the company’s current expectations, and the company does not undertake to update or revise these forward-looking statements, even if experience or future changes make it clear that any projected results expressed or implied in this or other company statements will not be realized. Furthermore, readers are cautioned that these statements involve risks and uncertainties, many of which are beyond the company’s control, which could cause actual results to differ materially from the forward-looking statements. These risks and uncertainties include, but are not limited to, risks associated with obtaining regulatory approvals in the U.S. and China, the company’s dependence upon the electronics industry, the risks associated with integrating acquisitions, the company’s dependence upon a small number of customers, general economic conditions and specific conditions in the markets the company addresses, the unpredictability of and potential fluctuation in future revenues and operating results, increased competition from low-cost foreign manufacturers, and other “Risk Factors” set forth from time to time in SEC filings made by the company.
Important Information Relating to the Proposed Transaction
This document does not constitute an offer to sell or the solicitation of an offer to buy any securities of Meadville Holdings Limited (“Meadville”) or TTM or a solicitation of any vote or approval. In connection with the proposed transactions described in this document, TTM will file relevant materials with the U.S. Securities and Exchange Commission (the “SEC”) at www.sec.gov, and Meadville will publish certain relevant materials on the websites of the Securities and Futures Commission at www.sfc.hk and The Stock Exchange of Hong Kong at www.hkex.com.hk. TTM will file a Registration Statement on Form S-4 with the SEC that includes a proxy statement for the shareholders of TTM and a U.S. prospectus for Meadville and the shareholders of Meadville. TTM will mail the proxy statement/U.S. prospectus to its shareholders, and the U.S. prospectus to shareholders of Meadville or Meadville will include the U.S. prospectus in the circular to its shareholders. Before making any voting or investment decision, TTM’s and Meadville’s shareholders and investors are urged to read the circular and proxy statement/U.S. prospectus regarding such transactions when they become available because they will contain important information. The proxy statement/U.S. prospectus and other documents that will be filed by TTM with the SEC will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to TTM, 2630 S. Harbor Blvd., Santa Ana, CA 92704, Attention: Investor Relations.
Participants in Solicitation
TTM, its directors and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the transactions described in this document. Information about the directors and executive officers of TTM is set out in TTM’s definitive proxy statement, which was filed with the SEC on March 26, 2009. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/U.S. prospectus which TTM will file with the SEC when it becomes available.